NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
2-8-08

DIVISION OF
CORPORATION FINANCE



February 8, 2008

achmeier
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2008

Re: Ecolab Inc.

Dear Mr. Machmeier:

This is in regard to your letter dated February 7, 2008 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Ecolab's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Ecolab therefore withdraws its December 28, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Special Counsel

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7267
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: BMachmeier@oppenheimer.com

December 28, 2007

Via Federal Express and E-Mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ecolab Inc. – Stockholder Proposal Submitted by Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

This letter is to advise you that it is the intention of our client, Ecolab Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received by facsimile on November 29, 2007 from the Sheet Metal Workers' National Pension Fund (the "Fund"). Copies of the Proposal and accompanying cover letter, dated November 29, 2007, are attached hereto as Attachment A. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are on this date mailing a copy of this letter and its attachments to the Fund, informing it of the Company's intention to omit the Proposal from the 2008 Proxy Materials.

On behalf of the Company, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in the Company's opinion that the Proposal may be excluded from the 2008 Proxy Materials. We have advised the Company that the Proposal may be omitted from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

The Proposal

The resolution portion of the Proposal states:

"**Resolved:** That the shareholders of Ecolab Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;

- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;

- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;

- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and

- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance."

Discussion – The Company has substantially implemented the Proposal, and therefore it is excludable under Rule 14a-8(i)(10)

Overview

The Company "has already substantially implemented the Proposal" pursuant to Rule 14a-8(i)(10 and, therefore, the Proposal is excludable from the Company's 2008 Proxy Materials.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). In responding to prior no-action requests, the Staff has concurred that a company need not necessarily comply with every particular of a proposal in order for the proposal to be substantially implemented, so long as a company's actions satisfactorily address the proposal's underlying concerns. *See* Masco Corporation (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms); The Gap, Inc. (March 16, 2001) (permitting the exclusion of a proposal that requested a report on the child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information). In one letter, the Staff concluded that a proposal based on a set of guidelines had been substantially implemented by a company where "its particular policies, practices and procedures compare[d] favorably with the guidelines of the proposal." Texaco Inc. (March 29, 1991) (exclusion permitted where company's environmental policies compared favorably with "Valdez Principles" requested by shareholder proposal).

The Staff has granted no action relief in the past to companies that sought to exclude executive pay-for-performance proposals. *See, e.g.,* Cisco Systems, Inc. (August 11, 2003) (permitting exclusion of proposal to implement performance-based executive compensation plan where company had already adopted a performance-based plan). During the most recent proxy season, the Staff declined to grant such no action relief to requesting issuers. *See, e.g.,* Wal-Mart Stores, Inc. (March 27, 2007); Avaya Inc. (October 18, 2006). However, we do not read these more recent letters as suggesting that the Staff's view of Rule 14a-8(i)(10) has changed. Instead, we assume that each particular shareholder's proposal must be compared with the particular company's current policies, practices and procedures to determine whether it has been "substantially implemented." In this instance, the Company has substantially implemented the Proposal.

Analysis

The Proposal requests that the Company adopt a "pay-for-superior-performance principle" by establishing a plan with five components. However, not only has the Company already implemented a "pay-for-superior-performance" principle in its executive compensation program (the "Executive Compensation Program"), it is described in comprehensive detail in the Company's Definitive Proxy Statement on Schedule 14A filed March 28, 2007 (the "2007 Proxy Statement").

Component 1: The Executive Compensation Program "Sets Compensation Targets For the Plan's Annual and Long-Term Incentive Pay Components At or Below the Peer Group Median."

The Company has already adopted Component 1, as explained by the following disclosures in its 2007 Proxy Statement:

- "Our philosophy is to position the aggregate of these elements [base salary, annual cash incentives, long term equity incentives, special benefits and perquisites and change-in-control severance policy] at the median of our competitive market, adjusted for the Company's current size." Page 23 of 2007 Proxy Statement.

- "For annual cash incentives, our philosophy is to also position them at a level commensurate with the Company's performance based on diluted earnings per share compared to the Standard & Poor's 500 [of which the Company is part]." *Id.*

- "We position annual cash incentives and stock options to provide lower than median compensation for lower than competitive market performance and higher than median compensation for higher than competitive market performance." *Id.*

- "Our philosophy is to pay a base salary that is the median of our size-adjusted competitive market. When an executive officer is new to his/her position, his/her initial base salary will likely be significantly less than the median but, if performance is acceptable, his/her base salary will be increased over several years to arrive at the median." Page 24 of 2007 Proxy Statement.

- "Our bonus targets are set at the market median for each position, and the bonus plan is structured so that lower performance results in below market payouts and superior performance drives payouts above the market median." Page 25 of 2007 Proxy Statement.

- "We provide the opportunity for our named executive officers and other executives to earn a market competitive long-term equity incentive award." Page 27 of 2007 Proxy Statement.

- "Our stock option program is based on pre-established grant guidelines that are calibrated to our competitive market every year." Page 28 of 2007 Proxy Statement.

As illustrated by numerous statements in the Company's 2007 Proxy Statement, the Company's Executive Compensation Program already sets compensation targets for annual and long-term incentive pay at or below its peer group median. The Company has adopted Component 1 of the Proposal.

Component 2: The Executive Compensation Program "Delivers a Majority of its Target Long-Term Compensation Through Performance-Vested, not Simply Time-Vested, Equity Awards."

The Company has adopted Component 2. Target long-term compensation in the Executive Compensation Program is provided primarily by stock options, which are granted at fair market value on the date of grant and vest only so long as the executive remains employed by the Company. As stated in the Company's 2007 Proxy Statement, the Company's stock option awards are performance based because (1) actual stock option grants are "based on our assessment of individual performance and future potential" (Page 28 of 2007 Proxy Statement) and (2) "unless our stock price increases after the grants are made, the stock options deliver no value to the option holders" (Page 27 of 2007 Proxy Statement). Stock options "motivate executives to make decisions that focus on long-term growth and thus increase stockholder value." (Page 27 of 2007 Proxy Statement). Consistent with the concern underlying Component 2 that calls for the delivery of a majority of long-term compensation through the use of performance-vested rather than time-vested equity awards, the Company's stock options are, in fact, performance-based as well as time-based (unlike other forms of time-vested equity awards, like restricted stock, which would retain value even if the stock price were to decrease after grant). The Company's use of stock options satisfactorily addresses the Proposal's underlying concern that long-term compensation is performance-based and not simply time-based.

Component 3: The Executive Compensation Program "Provides the Strategic Rationale and Relative Weightings of the Financial and Non-Financial Performance Metrics or Criteria Used in the Annual and Performance-Vested Long-Term Incentive Components of the Plan."

The Company has adopted Component 3, as explained by the following disclosures in its 2007 Proxy Statement:

- "Under the MIP [the Company's annual cash incentive plan], we use a mix of overall corporate, business unit, and individual performance measures to foster cross-divisional cooperation and to assure that executives have a reasonable measure of control over the factors that affect their awards." (Page 25 of 2007 Proxy Statement).

- The Company provides a chart on Page 25 of the 2007 Proxy Statement summarizing the performance measure mix for the named executive officers in 2006, including the relative weightings requested under Component 3, of the three performance measures: (i) corporate, (ii) business unit and (iii) individual. The "overall corporate" and "business unit" measures referred to in the text and in the table are financial performance measures, while the "individual" measures are a mix of financial and non-financial individual measures.

- The Company provides a table, found on page 31 of the 2007 Proxy Statement, providing the relative weightings requested under Component 3, for all of the elements of compensation for the Company's named executive officers, including (i) performance based, (ii) not performance based, (iii) annual, (iv) long-term, (v) cash based and (vi) equity based.

- "In establishing these performance goals [overall corporate, business unit and individual goals], we take into consideration a variety of factors, the most material of which include our prior year results, our expected economic and market influences, other large companies' performance expectations and our anticipated business opportunities, investment requirements and competitive situation." Page 25-26 of 2007 Proxy Statement.

As illustrated by the disclosures provided in the Company's 2007 Proxy Statement, the Company's Executive Compensation Program already provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the plan. The Company has adopted Component 3 of the Proposal.

Component 4: The Executive Compensation Program "Establishes Performance Targets for Each Plan Financial Metric Relative to the Performance of the Company's Peer Companies."

The Company has also adopted Component 4. Diluted earnings per share is the primary financial metric used to measure corporate performance for purposes of the Executive Compensation Program. (*See* chart on Page 25 of the 2007 Proxy Statement.) "For annual cash incentives, our philosophy is to also position them at a level commensurate with the Company's performance based on diluted earnings per share compared to the Standard & Poor's 500 [of which the Company is part]." Page 23 of 2007 Proxy Statement. Other targets, used for a portion of certain executives' annual cash incentive, are based on revenue and operating income and are derived from the Company's overall diluted earnings per share goal as part of the Company's business plan.

As disclosed in the Company's 2007 Proxy Statement, the Company's Executive Compensation Program already establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies. The Company has adopted Component 4 of the Proposal.

Component 5: The Executive Compensation Program "Limits Payment Under the Annual and Performance-Vested Long-Term Incentive Components of the Plan to When the Company's Performance on its Selected Financial Performance Metrics Exceeds Peer Group Median Performance."

The Company has substantially adopted Component 5. As stated on Page 23 of the 2007 Proxy Statement, "We position annual cash incentives and stock options to provide lower than median compensation for lower than competitive market performance and higher than median compensation for higher than competitive market performance." Payment of the annual cash incentive is limited based on Company performance because payment of the annual cash incentive at target is set at the market median (Page 25 of 2007 Proxy Statement), while no payment is made without growth (Page 26 of 2007 Proxy Statement) and a much more reduced or limited payment is made if threshold performance is obtained (Id.). Award of stock options, as the Company's long-term incentive component, is "based on pre-established grant guidelines that are calibrated to our competitive market every year" (Page 28 of 2007 Proxy Statement) and based on individual performance (Page 28 of 2007 Proxy Statement). The relation between payment of annual and long-term compensation and median competitive market performance satisfactorily addresses the Proposal's underlying concern that the compensation components be tied to a median peer group performance.

Conclusion

The Proposal is properly excludable from the Company's 2008 Proxy Materials on the basis that it has been substantially implemented by the Company in connection with its Executive Compensation Program.

While there are minor differences in some details between the Proposal and the Company's Executive Compensation Program, both the philosophy behind the Executive Compensation Program and the overall details of the program "compare favorably" with the Proposal. *See* Texaco Inc. (March 29, 1991). To the extent that Rule 14a-8(i)(10) is designed to avoid asking the shareholders to consider matters that have been already "favorably acted upon by management", the Proposal should be excluded from the Company's 2008 Proxy Materials.

Accordingly, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response.

Please do not hesitate to call me at (612) 607-7267 if you require additional information or wish to discuss this submission further.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,



Bruce A. Machmeier

Attachments

cc: Kenneth Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg

ATTACHMENT A



SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (651) 293-2471 and via UPS]

November 29, 2007

Lawrence T. Bell,
Sr. VP, General Counsel and Secretary
Ecolab, Inc.
Ecolab Corporate Center, 370 Wabasha Street North
St. Paul, MN 55102

Re: Pay for Superior Performance Proposal

Dear Lawrence T. Bell:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ecolab, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to executive compensation plans that align senior executives' compensation with defined financial performance criteria which can be benchmarked against a disclosed peer group of companies. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 5,291 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to encourage executive compensation policies and practices that are tied to superior corporate performance as well as to promote long-term corporate value growth.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000 or kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Pay-for-Superior-Performance Principle Proposal

Resolved: That the shareholders of Ecolab Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Target performance levels for annual incentive plan metrics are not disclosed.
- The target performance levels for the annual incentive plan metrics are not peer group related.
- The annual incentive plan provides for below target payout.
- 100% of the Company's long-term compensation is not performance-vested.
- Options vest ratably over 3 years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7267
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: BMachmeier@oppenheimer.com

RECEIVED
2008 FEB -8 PM 3:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 7, 2008

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Ecolab Inc. – Stockholder Proposal Submitted by Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

Per our letter dated December 28, 2007, we requested that the Staff concur in our opinion that our client, Ecolab Inc. (the "Company"), may omit from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") received from Sheet Metal Workers' National Pension Fund (the "Fund").

On February 6, 2008, the Company received a letter, a copy of which is attached hereto, from the Fund formally withdrawing the Proposal.

Given that the Fund has now voluntarily withdrawn the submission and therefore has rendered the matter moot, we are informing you that it is unnecessary for the Staff to respond to our request for Staff concurrence regarding the exclusion of the Proposal from the Company's 2008 Proxy Materials. Please withdraw our request.

If you have any questions regarding this matter, please feel free to call me at (612) 607-7267.

Very truly yours,



Bruce A. Machmeier

BAM/mjbs
Attachments
cc: Kenneth Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg
Sarah Z. Erickson, Esq.
Lawrence T. Bell, Esq.

SHEET METAL WORKERS' NATIONAL PENSION FUND



February 6, 2008

Lawrence T. Bell,
Sr. VP, General Counsel and Secretary
Ecolab, Inc.
Ecolab Corporate Center, 370 Wabasha Street North
St. Paul, MN 55102

Sent via facsimile to (651) 293-2471, hard copy by mail

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Pay for Superior Performance Shareholder Proposal from Ecolab, Inc.'s Proxy Statement

Dear Lawrence T. Bell:

Following review of Ecolab, Inc.'s December 28, 2008 letter, we agree that Ecolab, Inc.'s executive compensation plan contains several components of the Pay for Superior Performance features which we believe are necessary to align with superior corporate performance and long-term corporate value growth. We look forward to further dialogue on executive compensation, specifically regarding stock options and performance-vested and long-term incentive components.

Based on our positive conversations and the company's commitment to continue dialogue regarding pay for superior performance, I am writing to inform you that the Fund has determined that it would be appropriate to withdraw our Pay for Superior Performance proposal from consideration at the upcoming shareholder meeting. By copy of this letter, we are also sending withdrawal notification to the SEC. Please feel free to contact me at (703) 739-7000 or kcolombo@smwnpf.org if you have any questions or comments.

Sincerely,

Kenneth Colombo /kfw

Kenneth Colombo
Corporate Governance Advisor

Cc: Office of Chief Counsel, Div. of Corp. Finance - SEC
Sara Erikson, Assistant Secretary - Ecolab
Mr. Craig Rosenberg – ProxyVote Plus

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

END